UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):   [ X ] Form 10-K   [    ] Form 20-F   [    ] Form 11-K   [    ] Form 10-Q   [    ] Form 10-D   [    ] Form N-SAR
                     [    ] Form N-CSR
                     For Period Ended:   December 31, 2005
                     [   ] Transition Report on Form 10-K
                     [   ] Transition Report on Form 20-F
                     [   ] Transition Report on Form 11-K
                     [   ] Transition Report on Form 10-Q
                     [   ] Transition Report on Form N-SAR
                     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

  Central Vermont Public Service Corporation
Full Name of Registrant

Former Name if Applicable

  77 Grove Street
Address of Principal Executive Office (Street and Number)

   Rutland, Vermont   05701
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] [ X ]	(a) (b) (c)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Central Vermont Public Service Corporation (the "Company") is filing this Notification of Late Filing on Form 12b-25 to obtain a 15-day extension, from March 16, 2006 to March 31, 2006, for filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "Form 10-K").

On March 9, 2006, the Company announced to the Audit Committee of the Board of Directors, the need to restate prior period financial statements as contained in the Annual Report on Form 10-K for the year ended December 31, 2004, and revise its 2005 earnings as reported on Form 8-K filed on February 27, 2006. The restatement is expected to decrease 2002 earnings by $0.8 million after-tax due to the investment impairment described below, but will not impact 2004 or 2003 earnings. Previously announced 2005 earnings are expected to increase by $0.8 million after-tax.

In the fourth quarter of 2005, the Company's subsidiary Eversant impaired its remaining $1.4 million investment in The Home Service Store, Inc. ("HSS"), resulting in a $0.8 million after-tax charge to earnings. Eversant determined that its investment was impaired based on HSS's current financial information and slower-than-expected growth experience. Based on further review and analysis it was determined that the impairment should have been recorded in 2002.

The restatement will also include: 1) correcting certain misclassifications on the 2004 consolidated balance sheet, including $10.8 million of long-term debt to short-term, approximately $3.0 million of deferred income taxes from long-term to short-term, and other minor misclassifications; and 2) correcting the consolidated statements of cash flows to reflect the items discussed above and to correct misclassification of available for sale securities within the investing section in 2004 and 2003. The Company has determined that these balance sheet reclassifications did not impact its debt covenants.

On March 9, 2006, the Company also reported to the Audit Committee their conclusions that there is a material weakness in the Company's internal controls over financial reporting.  The material weakness stems from the treatment of nonrecurring transactions, certain balance sheet classifications, and preparation and review of account reconciliations as described above. As a result of the restatements and material weakness, the Company is taking appropriate action to address this material weakness in the first quarter of 2006.

The Annual Report on Form 10-K that the Company will file with the Securities and Exchange Commission with respect to its fiscal year ended December 31, 2005 will include a more detailed description of the restatements and material weakness. The preparation of the Form 10-K will be delayed due to the time required to complete management's evaluation and assessment of internal control and the time needed to restate certain prior period financial statements. As a result, the Company will not, without unreasonable effort or expense, be able to file its Form 10-K for 2005 by March 16, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification Edmund F. Ryan (802) 747-5422
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [ X ]  No [   ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ X ]  No [   ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated above, previously announced 2005 earnings are expected to increase by about $0.8 million after-tax The Company's 2005 results will not be comparable to the corresponding prior year period, due to the following significant events that occurred in 2005:

  As previously reported in the Company's Form 10-Q filings for the quarters and periods ended March 31, 2005, June 30, 2005 and September 30, 2005, the Company's 2005 results include a $21.8 million pre-tax charge to earnings related to a March 29, 2005 Vermont Public Service Board Order.
  In addition, as reported in the Form 8-K filed February 27, 2006, the Company recorded a $5.6 million after-tax gain related to the sale of all of its interest in Catamount Energy Corporation ("Catamount") to CEC Wind Acquisition, LLC. The Company began to present Catamount as discontinued operations in the fourth quarter of 2005 based on its November 2005 decision to sell all of its interest in Catamount to Diamond Castle, and consummation of the sale on December 20, 2005.

None of the two items listed above are affected by the material weakness and restatement discussed in Part III -Narrative above.

Central Vermont Public Service Corporation (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date March 16, 2006	By /s/ Edmund F. Ryan Edmund F. Ryan Acting Chief Financial Officer and Treasurer